Mark Guirgis

Summary of Skills and Qualifications

- CFO with over 25 years experience in Corporate Finance, Treasury, Accounting, Risk Management and Strategic Planning
- Spent the last 7 years helping small and medium enterprises prepare for greater growth
- Extensive public and private capital markets experience for both debt and equity
- Seasoned advisor to executives and boards on strategic direction and key financial and operational issues
- Understand challenges of establishing and managing international operations in Europe, Middle-East, Asia-Pacific and Latin America

- Key facilitator in fund-raising efforts for small companies looking for growth capital
- M&A leader on numerous due diligence projects and acquisition opportunities
- Versatile background includes audit, accounting, cash and risk Management
- Skilled negotiator with ability to find common ground for positive outcomes
- Efficient project manager and coalition builder
- Articulate speaker with well-honed written communication and presentation abilities

Experience:

July 2019 – Present   Eat Good Do Good, Inc. – *Chief Financial Officer*
- Full oversight over financial, accounting and forecasting and ensure timely preparation of internal financial reporting.
- Manage cash flow to ensure optimum working capital and production needs are met
- Develop and implement strategic, operational and financial plans for annual budget process and capital projects.
- Provide strategic financial advice to CEO on capital raising, vendor management, pricing decisions and all critical operational issues.
- Negotiate and review all new vendor agreements.
- Assist CEO with all fund-raising efforts and manage all due diligence efforts for favorable outcomes.
- Responsible for ensuring CEO and investors are apprised of current financial health of the business.
- Establish compliant and structured human resource processes to reduce risk.
- Participate in and present financial information to all potential investors.

Apr 2014 – Present   **HigherGround Finance, LLC** – *Founder*
Consultant CFO focused on assisting small and medium size companies with all aspects of finance, accounting and human resources.
- Provide **full spectrum financial, accounting and forecasting** support as well as executive-level financial oversight to young and mature organizations.
- Helped smaller enterprises **raise over $75 million in capital** for growth or to take out early-stage investors.
- Develop and implement **strategic, operational and financial plans** for annual budget process and capital projects.
- Oversee existing finance teams or help to **recruit, hire and train new finance and accounting staff**.
- Ensure timely preparation of **internal financial** reporting.
- Skilled in **communicating complex financial concepts** and practices to owners, partners, stakeholders and boards of directors.

- Hands-on partner/advisor for **strategic transactions**: capital raising, acquisitions, strategic investments and asset sales.
- Experienced in managing **cross-border finance organizations** and establishing new or retiring dormant legal entities.
- Extensive experience with **commercial and government accounting** practices.
- Establish compliant and **structured human resource** processes to reduce risk.
- Possess extensive relationships and affiliations in the **audit, tax and legal arenas**.

Jul 2011 – Mar 2014 **Santeon Group Inc.**
Publicly traded, multi-national company specializing in software development, business process automation and enterprise Agile transformation. (OTC: SANT)
Executive Vice President and Chief Financial Officer

- **Principal financial officer** with full oversight of all **accounting and reporting, financial planning, treasury, human resources, legal** and other administrative responsibilities.
- **One of three executives** responsible for **strategic direction, corporate leadership** and business growth.
- **Source new investors and lenders**, in conjunction with CEO.
- Manage external **audit, tax** and SEC counsel relationships to ensure timely compliance with **SEC reporting** requirements.
- Oversee finances and operations of two offshore development offices in Egypt and India.
- **Reduced and re-negotiated** payment terms of existing debt to **improve cash flow** and enhance capital structure.
- **Manage** all **banking relationships** to ensure adequate access to capital and optimal working capital management.
- Responsible for **investor and shareholder relations** and all external communications.
- **Oversight of** domestic and international **Information Technology** function.
- Supervise in-house general counsel to ensure **public company legal compliance** and all **corporate governance** requirements are met.

Oct 1998 – Mar 2011 **PRIMUS Telecommunications Group, Incorporated**
$1.3 billion international telecommunications and data hosting service company operating on 5 continents and serving business, consumer and wholesale customers.
Vice-President, Financial Planning & Analysis and Treasurer: Jan 2003 – Mar 2011

- **General Manager** of Primus Middle East division for 18 months; established operations and **built business with an IRR of 100% in 18 months.**
- **Corporate Treasurer with day-to-day oversight of all international cash**, optimum investment of excess cash balances, **foreign currency hedging**, high-dollar payment approvals and **management of outstanding debt issues**.
- **Integral team member in the issuance of more than $2 billion of debt and equity for PRIMUS over a ten year time period.**
- **Completed 25 successful acquisitions over 12-year period.** Worked extensively with investment bankers and private equity investors to identify and evaluate potential acquisition targets; analyzed potential synergies, value of acquired technologies and impact on competitive posture.
- **Leader of global planning and analysis function**. Ensured that business unit financial plans met overall corporate targets and investor expectations.
- **Company-lead on due diligence, valuation and potential synergies** for successful acquisition of Arbinet Corporation. **Due diligence findings led to $14 million reduction in acquisition price of the target.**

- **Restructured and reduced $1.3 billion of debt to $650 million**, while maintaining integrity of operating divisions. Point of contact for outside counsel and financial advisors during PRIMUS's pre-arranged Chapter 11 filing in 2009. Resulted in successful exit from Chapter 11 status in 88 days.
- **Developed quarterly earnings press releases, conference call scripts, earnings presentations** and supporting analysis. Interacted with industry analysts and stakeholders.
- **Restructured, simplified, and streamlined cash management operations in the US to reduce bank service charges by $100K per year.**
- **Managed foreign legal entities for efficient tax management and cash repatriation.** Worked with internal and external legal and tax advisors to ensure optimal foreign legal entity structure and eliminated more than 15 foreign legal entities to reduce unnecessary compliance expenses.
- **Managed ratings agency relationships (S&P and Moody's)** to monitor company ratings prior to public issuance.

Director, Planning and Analysis: Oct 1998 – Jan 2003
- Performed in-depth, on-site operational reviews of foreign subsidiaries and made strategic recommendations with specific action plans to increase value of operating divisions.
- Established standard rolling two-year forecast process.
- Implemented and maintained standardized leading indicators reporting process to improve the quality and reliability of real-time financial and operational statistics.
- Recruited and managed group of high-caliber managers and analysts; 7 direct reports in McLean, VA and 15 indirect in foreign divisions.

Feb 1993 – Oct 1998 MCI Communications Corporation
Manager, Corporate Planning and Analysis: Jun 1996 – Oct 1998
Financial Analyst, Corporate Planning & Analysis: Jun 1994 – Jun 1996
Financial Analyst, National Accounts Division: Feb 1993 – Jun 1994

Oct 1989 - Feb 1993 Bellevue Hospital Center, New York, NY
Budget Analyst, Finance Department

Non-Profit   **The Country Club of Fairfax:** *Finance Committee of the Board, Apr 2016 – March 2019*
St Mark Coptic Orthodox Church of Washington, DC: *Treasurer, Aug 1998 – Aug 2008*

Other   *Adjunct Faculty:* **George Mason University, Georgetown University and The George Washington University**
Adjunct Faculty for cap-stone class in the GMU School of Business and guest lecturer to degree and non-degree students on the following topics: Corporate Finance, the Role of a CFO, Mergers & Acquisitions, Investor Relations and Capital Raising

Education: *Graduate:* The George Washington University
Master of Business Administration – Finance & Investments, Aug 1998

Undergraduate: State University of New York at Stony Brook
Bachelor of Arts - Economics, Minor in Business Management, May 1989